UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 19, 2025

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 19, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 19, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2024 RESULTS

Highlights
•Reported GAAP net income of $82.1 million, or $2.38 per share; and adjusted net income(1) of $51.8 million, or $1.50 per share, in the fourth quarter of 2024 (excluding items listed in Appendix A to this release).
•Fiscal year 2024 GAAP net income of $403.7 million, or $11.73 per share; and adjusted net income(1) of $354.7 million, or $10.31 per share (excluding items listed in Appendix A to this release).
•In January 2025, agreed to sell one 2006-built LR2 and two 2009-built Suezmax vessels for total proceeds of $95.5 million, and completed two of these vessel sales in February 2025.
•Completed the previously-announced acquisition of Teekay Corporation Ltd.'s (Teekay's) Australian operations (collectively, Teekay Australia) and transfer of all of Teekay's management services companies not then owned by the Company. This completes the consolidation of Teekay Tankers into a fully-integrated shipping company containing all shore-based employees and seafarers in one platform.
•Declared a cash dividend of $0.25 per share for the quarter ended December 31, 2024. Total dividends paid in 2024 were $3.00 per share.

Hamilton, Bermuda, February 19, 2025 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2024. As a result of the Company's acquisition of Teekay's Australian operations and management services companies (collectively, the Acquired Operations) on December 31, 2024, financial information (excluding non-GAAP financial measures) in this release related to all periods shown has been retroactively adjusted or recast to include the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP.

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	258,351	274,438	341,226	1,229,336	1,473,699
Income from operations	72,841	55,788	115,301	380,143	546,764
Net income	82,121	61,533	114,779	403,667	519,890
Earnings per share - basic	2.38	1.78	3.36	11.73	15.22
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	69,554	75,876	127,181	420,850	623,562
Adjusted net income (1)	51,826	63,542	99,545	354,685	500,512
Adjusted earnings per share - basic (1)	1.50	1.84	2.91	10.31	14.65
Net cash (2)	515,561	499,512	252,556	515,561	252,556
(1)    These are non-GAAP financial measures which exclude the Acquired Operations. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)    Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Fourth Quarter of 2024 Compared to Third Quarter of 2024
GAAP net income for the fourth quarter of 2024 increased compared to the third quarter of 2024, primarily due to the inclusion of a $27.9 million gain from the sale of two vessels. In contrast, non-GAAP adjusted net income for the fourth quarter of 2024 decreased compared to the third quarter of 2024, primarily due to lower average spot tanker rates, partially offset by a lower number of scheduled dry dockings.

Fourth Quarter of 2024 Compared to Fourth Quarter of 2023
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2024 decreased compared to the same period of the prior year, primarily due to lower average spot tanker rates, the sale of four vessels during late 2023 and in 2024, as well as the redelivery of three chartered-in vessels in the second half of 2024, partially offset by higher interest income and a lower number of scheduled dry dockings. In addition, GAAP net income in the fourth quarter of 2024 included a $27.9 million gain from the sale of two vessels, while GAAP net income in the fourth quarter of 2023 included a $10.4 million gain from the sale of one vessel.

CEO Commentary
“Teekay Tankers posted strong financial results for the fourth quarter and full year 2024, generating $355 million in adjusted net income in 2024,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “Although mid-size spot tanker rates were above long-term averages in the fourth quarter, limited seasonal weather factors and weaker VLCC spot rates due to lower Chinese oil demand had an impact on mid-size tanker rates. However, tanker markets experienced positive volatility early in the first quarter of 2025 resulting from expanded OFAC sanctions and other geopolitical factors. In addition, as part of our fleet renewal plan to sell older vessels and acquire more modern tonnage, we have taken advantage of strong asset prices and sold, or agreed to sell, three additional older vessels in the first quarter of 2025, two of which have already been delivered. Taken together with the previously-announced sales of two vessels that closed in the fourth quarter of 2024, we expect to receive total combined sale proceeds of approximately $160 million, resulting in expected gains of approximately $58 million.”

“Looking ahead at the wide range of potential outcomes from the various current issues impacting global trade, security, and energy, we continue to see positive underlying tanker fundamentals supporting our segments. Oil demand is expected to increase, and tonne-mile demand is expected to grow as oil production increases disproportionately in the Atlantic and refineries continue to expand primarily in Asia. On the supply side, the global tanker fleet is older than it has been in decades, and the number of vessels currently on order relative to the number of ships reaching age 20 during the same timeframe, suggests low tanker fleet growth over the medium term.”

“Going forward, we believe that Teekay Tankers' balance sheet strength, low cash flow break-even levels and operating platform position us well to continue to drive long-term shareholder returns.”

Summary of Recent Events
In October and December 2024, the Company completed the previously-announced sales of a 2005-built Aframax vessel and a 2005-built Suezmax vessel for $64.8 million. The aggregate gain on sales of approximately $27.9 million is reflected in our fourth quarter of 2024 results.
In December 2024, the Company completed the acquisition of the Acquired Operations, including (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million, and (b) all of Teekay’s management service companies not then owned by the Company for a purchase price equal to their net working capital value of $17.3 million. In addition, Teekay transferred to the Company its $6.0 million supplemental defined contribution pension plan liability, which relates to the management services companies included in the Acquired Operations. The total consideration paid by the Company for these transactions, net of the $6.0 million pension plan liability, was $92.2 million. Following the completion of these acquisitions, the Company directly employs all of the employees supporting its businesses and is the sole operating platform within the Teekay Group.
In January 2025, the Company agreed to sell two 2009-built Suezmax vessels and one 2006-built LR2 vessel for total combined proceeds of $95.5 million. The LR2 vessel and one Suezmax vessel were delivered to their new owners in February 2025 and the remaining vessel is expected to be delivered later in the first quarter of 2025. The estimated gains from sales are approximately $30.5 million, which are expected to be reflected in the first quarter 2025 results.
The Company currently holds a passive, 5.1% minority investment in Ardmore Shipping Corporation, a publicly traded shipping company which owns and manages a fleet of 26 Medium-range (MR) product and chemical tankers (including four chartered-in tankers).
The Company's Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended December 31, 2024. This dividend is payable on March 14, 2025 to all of Teekay Tankers' shareholders of record on March 3, 2025.
Tanker Market
Mid-size crude tanker spot rates were counter-seasonally lower during the fourth quarter of 2024, but remained above long-term average levels for a fourth quarter, and well above Teekay Tankers’ free cash flow break-even level of approximately $14,300 per day. Spot tanker rates were below expectations as weak Chinese oil demand weighed on the VLCC sector, which in turn dampened demand for Aframax and Suezmax tankers. Weather delays, which typically help spot tanker rates during the winter, have not had a material impact on the market thus far.

Average spot tanker rates to date during the first quarter of 2025 are approximately in line with fourth quarter 2024 levels. However, the recent imposition of additional U.S. sanctions on Russian shipping has increased rate volatility, particularly in the larger crude tanker asset classes. In January 2025, the U.S. placed sanctions on 153 tankers servicing the Russian oil trade. Freight rates for large crude tankers rose following the announcement as replacement vessels were booked for transporting oil to China and India. In addition, Atlantic based crude oil has been priced attractively compared to Middle Eastern crude in recent weeks, which has opened the arbitrage for the long-haul movement of oil from the Atlantic Basin to Asia. This has been positive for tanker tonne-mile demand in the near-term, particularly for VLCC and Suezmax tankers.

For the balance of 2025, underlying oil market fundamentals appear supportive of tanker demand growth. Global oil demand is projected to grow by 1.3 million barrels per day (mb/d) in 2025 based on the average of forecasts from the International Energy Agency (IEA), the U.S. Energy Information Administration (EIA) and OPEC. Virtually all of this demand growth is being driven by non-OECD countries, led by Asia. Oil supply from non-OPEC+ countries is projected by the IEA to increase by 1.5 mb/d during 2025, led by the United States, Brazil, Norway, Canada, and Guyana. Given that these sources of oil are mostly in the Atlantic Basin, while oil demand growth is focused on Asia, we expect an increase in long-haul crude oil movements from West to East, which we anticipate will support tanker tonne-mile demand. The OPEC+ group could provide additional seaborne transportation volumes should they start unwinding voluntary oil supply cuts from April 2025 onwards, consistent with their most recently announced plan.

Tanker fleet growth is expected to remain relatively low during 2025. The pace of newbuilding deliveries during 2025 is expected to increase compared to 2024 levels; however, with the average age of the global tanker fleet at its highest point since 2002, we expect that the phase-out of older vessels will act as a partial offset. Looking further ahead, there are 307 mid-size tankers currently on order for delivery through 2028 compared with 312 existing mid-size tankers that will turn age 20 over the same timeframe. In addition, there are a further 301 mid-size tankers which are currently over the age of 20, the majority of which operate as part of the "shadow" fleet servicing sanctioned trades and which are facing increased scrutiny from U.S. and European authorities. With a lack of available shipyard capacity until 2028, we believe that the combination of a modest orderbook, an aging tanker fleet, and constraints on available yard space will result in continued low levels of tanker fleet growth over the next three years.

While underlying tanker market fundamentals continue to appear supportive, there are a number of geopolitical factors which are likely to have an impact on the direction of the tanker market in the near term. These include:

•War in Ukraine. A potential end to the Russia-Ukraine war could impact tanker tonne-miles should sanctions be removed while also potentially eliminating the need to utilize the "shadow" fleet of ships currently servicing Russian oil exports. Until the Russia-Ukraine war ends, sanctions against Russia and the fleet of ships transporting Russian oil may continue to increase. This could lead to reduced Russian oil exports, which would lead to China and India looking for replacement barrels from alternative sources, or may force Russia to use compliant tankers to carry their oil at a price below the G7's price cap of $60 per barrel.

•Iranian sanctions. The United States has reimposed its "maximum pressure" campaign against Iran in a bid to reduce Iranian oil exports to zero. In 2024, Iranian crude oil exports averaged 1.5 mb/d, the majority of which went to China. Tougher sanctions on Iranian crude oil exports could lead China to import oil from other sources via the compliant fleet, which would be positive for tanker demand.

•Return of Red Sea tanker transits. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This may result in the resumption of tanker transits through the Red Sea region, which could impact seaborne trade patterns and reduce tanker tonne-mile demand.

•Impact of U.S. tariffs on China, Canada, and Mexico. The imposition of any tariffs on U.S. imports of Canadian and Mexican oil could lead to an increase in U.S. seaborne imports from other sources while also pushing more Canadian and Mexican oil to Asia, both of which could be positive for tanker tonne-mile demand. The impact of U.S. tariffs on China is less certain but could impact levels of Chinese oil demand and imports as well as seaborne oil trade patterns. Future tariffs by the U.S. on other countries or economic blocs could also affect seaborne oil trade patterns.

At this stage it is difficult to predict how these factors will unfold during 2025, what their impact will be on the tanker market, or if there will be additional geopolitical events. However, geopolitical uncertainty, and changes to seaborne oil trade patterns, typically lead to increased tanker market volatility.

In summary, the Company believes that underlying tanker supply and demand fundamentals continue to be supportive of tanker market strength over the medium term. However, geopolitical events are likely to have an impact on the direction of the tanker market in the near-term.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs) and in full service lightering) and time charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Time Charter-Out Fleet (3)
Suezmax revenue days	47	92	92	321	365
Suezmax TCE per revenue day	$37,513	$37,513	$37,513	$37,513	$37,513
Aframax / LR2 revenue days	89	92	92	243	382
Aframax / LR2 TCE per revenue day	$49,104	$49,123	$47,288	$48,879	$43,123

Spot Fleet
Suezmax revenue days	2,265	2,103	2,153	8,779	8,922
Suezmax spot TCE per revenue day (4)	$28,386	$31,024	$37,041	$37,941	$46,485
Aframax / LR2 revenue days	1,937	2,058	2,276	8,234	8,680
Aframax / LR2 spot TCE per revenue day (5)	$30,488	$35,876	$44,545	$39,933	$49,045

Total Fleet
Suezmax revenue days	2,312	2,195	2,245	9,100	9,287
Suezmax TCE per revenue day	$28,574	$31,300	$37,060	$37,926	$46,132
Aframax / LR2 revenue days	2,026	2,150	2,368	8,477	9,062
Aframax / LR2 TCE per revenue day	$31,306	$36,443	$44,652	$40,189	$48,796

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix C to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(5)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA and non-RSA voyage charters.

First Quarter of 2025 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to date in the first quarter of 2025 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the first quarter:

	First Quarter 2025 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$24,100	67%
Aframax / LR2 (1)	$28,200	57%

(1)    Rates and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of February 17, 2025:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker / LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers(1)(2)	23	1	24
Aframax Tankers / LR2 Product Tankers(3)	15	4	19
VLCC Tanker(4)	1	—	1
Total Spot Fleet	39	5	44
Total Tanker Fleet	40	5	45
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	40	8	48
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)     Includes one owned Suezmax tanker which was sold in January 2025 and is expected to be delivered to its purchaser before the end of March 2025.
(3)    Includes four Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in March 2025, August 2025, February 2026, and January 2030, three of which have options to extend for one additional year, and one of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2024, the Company had total liquidity of $765.9 million (comprised of $511.9 million in cash and cash equivalents and $254.0 million in undrawn capacity from its credit facility), compared to total liquidity of $750.8 million as at September 30, 2024.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, February 20, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's fourth quarter and annual 2024 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 5649868.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Fourth Quarter and Annual 2024 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 39 double-hulled oil and product tankers (including 23 Suezmax tankers and 16 Aframax / LR2 tankers), and also has five chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time-charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers' consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation Ltd. and had begun operations.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before net income attributable to the Entities under Common Control, interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Important Notice to Reader
Acquisition of Teekay's Australian Operations and Management Service Companies
On December 31, 2024, the Company completed the acquisition of the Acquired Operations, including (a) Teekay's Australian operations and (b) all of Teekay's management service companies not previously owned by the Company. In addition, Teekay transferred to the Company its $6.0 million supplemental defined contribution pension plan liability, which relates to the management services companies included in the Acquired Operations. The financial statements included in this release for all periods, including the quarter and full year ended December 31, 2024, have been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP. The impact of this retroactive adjustment is referred to herein as the Entities under Common Control and such amounts are summarized for the respective periods in Appendix A and Appendix C. The amounts included in this release related to the Entities under Common Control are preliminary, and will be finalized for inclusion in the Company's Annual Report on Form 20-F for the year ended December 31, 2024. Any revisions to the preliminary Entities under Common Control figures are expected only to impact the accounting for the periods prior to date the Acquired Operations were acquired by the Company, and will have no effect on the adjusted net income attributable to the shareholders of the Company for any period, including the fourth quarter of 2024.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
	(unaudited) (1)	(unaudited) (1)	(unaudited) (1)	(unaudited) (1)	(unaudited) (1)

Voyage charter revenues (2)	218,383	231,665	302,003	1,066,963	1,321,487
Time-charter revenues	7,560	8,184	8,025	25,915	31,149
Other revenues (3)	32,408	34,589	31,198	136,458	121,063
Total revenues	258,351	274,438	341,226	1,229,336	1,473,699

Voyage expenses (2)	(94,934)	(93,984)	(118,828)	(405,546)	(474,371)
Vessel operating expenses	(65,731)	(66,643)	(63,313)	(261,114)	(249,273)
Charter hire expenses	(17,144)	(18,465)	(19,822)	(74,795)	(70,836)
Depreciation and amortization	(24,446)	(23,445)	(24,627)	(93,582)	(97,551)
General and administrative expenses	(9,734)	(10,481)	(9,695)	(46,604)	(43,667)
Gain on sale and write-down of assets (4)	26,479	—	10,360	38,080	10,360
Restructuring charges	—	(5,632)	—	(5,632)	(1,597)
Income from operations	72,841	55,788	115,301	380,143	546,764

Interest expense	(798)	(828)	(4,141)	(7,472)	(27,713)
Interest income	6,189	6,137	3,371	24,076	10,952
Realized and unrealized gain on derivative instruments	—	—	—	—	449
Equity income (loss) (5)	615	(121)	516	2,767	3,432
Other income (expense)	2,280	1,014	2,312	4,558	(1,402)
Net income before income tax	81,127	61,990	117,359	404,072	532,482

Income tax recovery (expense)	994	(457)	(2,580)	(405)	(12,592)
Net income	82,121	61,533	114,779	403,667	519,890

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	2.38	1.78	3.36	11.73	15.22
- Diluted	2.37	1.77	3.32	11.63	15.04
- Cash dividends declared	0.25	0.25	0.25	3.00	1.75

Weighted-average number of total common
shares outstanding
- Basic (6)	34,480,608	34,496,757	34,203,138	34,406,223	34,159,818
- Diluted	34,701,466	34,765,008	34,613,345	34,705,472	34,568,160

Number of outstanding common shares
at the end of the period	34,360,637	34,356,257	34,093,108	34,360,637	34,093,108

(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $4.6 million, $4.2 million and $10.3 million for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, and $24.3 million and $44.6 million for the years ended December 31, 2024 and December 31, 2023, respectively.

(3)Other revenues include operational and maintenance marine services provided to the Australian government and third parties, lightering support revenue, management and other fees, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, as well as bunker commissions earned.

(4)Gain on sale and write-down of assets for the three months and year ended December 31, 2024 includes an aggregate gain of $27.9 million relating to one Suezmax tanker and one Aframax / LR2 tanker, which were sold in October and December 2024, respectively, as well as a write-down of $1.4 million relating to three of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the year ended December 31, 2024 also includes a gain of $11.6 million relating to one Aframax / LR2 tanker, which was sold in February 2024. Gain on sale and write-down of assets for the three months and year ended December 31, 2023 includes a gain of $10.4 million relating to one Aframax / LR2 tanker, which was sold in December 2023.

(5)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owns one VLCC tanker.

(6)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2024	2024	2023
	(unaudited) (1)	(unaudited) (1)	(unaudited) (1)
ASSETS
Cash and cash equivalents	511,888	498,845	391,464
Restricted cash	3,673	667	691
Marketable securities	22,442	—	—
Accounts receivable	82,440	92,611	114,647
Bunker and lube oil inventory	45,990	45,440	53,219
Prepaid expenses	12,800	13,329	15,112
Accrued revenue and other current assets	68,708	70,004	79,934
Assets held for sale (2)	—	37,239	11,910
Total current assets	747,941	758,135	666,977
Vessels and equipment – net	1,132,109	1,151,862	929,237
Vessels related to finance leases – net	—	—	228,973
Operating lease right-of-use assets	52,162	53,999	76,314
Investment in and advances to equity-accounted joint venture	15,998	15,382	15,731
Other non-current assets	23,025	22,992	21,351
Intangible assets – net	307	390	658
Goodwill	2,426	2,426	2,426
Total assets	1,973,968	2,005,186	1,941,667

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,218	104,505	105,558
Current obligations related to finance leases	—	—	20,517
Current portion of operating lease liabilities	24,875	27,646	35,882
Other current liabilities	5,949	7,226	6,072
Total current liabilities	132,042	139,377	168,029
Long-term obligations related to finance leases	—	—	119,082
Long-term operating lease liabilities	28,716	26,354	40,432
Other long-term liabilities	56,660	59,342	63,967
Equity	1,756,550	1,780,113	1,550,157
Total liabilities and equity	1,973,968	2,005,186	1,941,667

Net cash (3)	515,561	499,512	252,556
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(2)Assets held for sale at September 30, 2024 include one Suezmax tanker and one Aframax / LR2 tanker, which were sold in October and December 2024, respectively, for total gross proceeds of $64.8 million. Assets held for sale at December 31, 2023, includes one Aframax / LR2 tanker, which was sold in February 2024 for gross proceeds of $23.5 million.
(3)Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2024	2023
	(unaudited) (1)	(unaudited) (1)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	403,667	519,890
Non-cash items:
Depreciation and amortization	93,582	97,551
Gain on sale and write-down of assets	(38,080)	(10,360)
Unrealized loss on derivative instruments	—	3,709
Equity income	(2,767)	(3,432)
Income tax (recovery) expense	(5,720)	6,590
Other	6,579	10,773
Change in operating assets and liabilities	43,146	22,754
Expenditures for dry docking	(28,495)	(16,230)
Net operating cash flow	471,912	631,245

FINANCING ACTIVITIES
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Proceeds from long-term debt	—	1,000
Issuance costs related to long-term debt	—	(4,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of obligations related to finance leases	(5,213)	(34,113)
Prepayment of obligations related to finance leases	(136,955)	(364,201)
Issuance of common shares upon exercise of stock options	2,895	—
Distribution from Entities under Common Control to Teekay Corporation Ltd.	(5,000)	(5,374)
Cash dividends paid	(102,819)	(59,518)
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd.	(92,195)	—
Other	(4,111)	(2,386)
Net financing cash flow	(343,398)	(470,128)

INVESTING ACTIVITIES
Proceeds from sale of vessels	88,778	23,561
Expenditures for vessels and equipment	(4,841)	(10,198)
Loan repayments from equity-accounted joint venture	2,500	3,900
Vessel acquisition	(70,504)	—
Purchase of marketable securities	(21,041)	—
Net investing cash flow	(5,108)	17,263

Increase in cash, cash equivalents and restricted cash	123,406	178,380
Cash, cash equivalents and restricted cash, beginning of the period	392,155	213,775
Cash, cash equivalents and restricted cash, end of the period	515,561	392,155
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2024		September 30, 2024		December 31, 2023
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	82,121	$2.38	61,533	$1.78	114,779	$3.36
Subtract:
Net income attributable to the Entities under Common Control (2)	(754)	($0.02)	(2,718)	($0.08)	(3,085)	($0.09)
Net income attributable to shareholders of Teekay Tankers	81,367	$2.36	58,815	$1.70	111,694	$3.27

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(26,479)	($0.77)	—	—	(10,360)	($0.31)
Restructuring charges (3)	—	—	5,952	$0.17	—	—
Other (4)	(3,062)	($0.09)	(1,225)	($0.03)	(1,789)	($0.05)
Total adjustments	(29,541)	($0.86)	4,727	$0.14	(12,149)	($0.36)
Adjusted net income attributable to shareholders of
Teekay Tankers	51,826	$1.50	63,542	$1.84	99,545	$2.91

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(3)The amount recorded for the three months ended September 30, 2024, relates to changes made to the Company's senior management team.
(4)The amount recorded for the three months ended December 31, 2024, primarily relates to foreign exchange gains and an unrealized gain on investment in marketable securities. The amount recorded for the three months ended September 30, 2024, primarily relates to a recovery related to the settlement of a prior year claim. The amount recorded for the three months ended December 31, 2023, primarily relates to the settlement of a legal claim.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Year Ended
	December 31, 2024		December 31, 2023
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	403,667	$11.73	519,890	$15.22
Subtract:
Net income attributable to the Entities under Common Control (2)	(11,744)	($0.34)	(6,219)	($0.18)
Net income attributable to shareholders of Teekay Tankers	391,923	$11.39	513,671	$15.04

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(38,080)	($1.10)	(10,360)	($0.30)
Realized gain from early termination of interest rate swap	—	—	(3,215)	($0.10)
Unrealized loss on derivative instruments (3)	—	—	3,709	$0.11
Restructuring charges (4)	5,952	$0.17	1,248	$0.03
Other (5)	(5,110)	($0.15)	(4,541)	($0.13)
Total adjustments	(37,238)	($1.08)	(13,159)	($0.39)
Adjusted net income attributable to shareholders of
Teekay Tankers	354,685	$10.31	500,512	$14.65

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(3)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(4)The amount recorded for the year ended December 31, 2024, relates to changes made to the Company's senior management team. The amount recorded for the year ended December 31, 2023, relates to the organizational changes made to the Company's commercial and technical operations teams.
(5)The amount recorded for the year ended December 31, 2024, primarily relates to an adjustment to income tax accruals of prior years, an unrealized gain on investment in marketable securities, a recovery related to the settlement of a prior year claim, and the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the year ended December 31, 2023, primarily relates to adjustments to income tax accruals of prior years, settlement of a legal claim and the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of certain sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2024
	(unaudited)
	Tankers	Marine Services and Other (1)	Elimination (2)	Total
Revenues	228,067	30,284	—	258,351
Voyage expenses	(94,934)	—	—	(94,934)
Vessel operating expenses	(36,663)	(29,068)	—	(65,731)
Charter hire expenses	(16,728)	(416)	—	(17,144)
Depreciation and amortization	(24,446)	—	—	(24,446)
General and administrative expenses (3)	(10,155)	421	—	(9,734)
Gain on sale and write-down of assets	26,479	—	—	26,479
Income from operations	71,620	1,221	—	72,841

	Year Ended
	December 31, 2024
	(unaudited)
	Tankers	Marine Services and Other (1)	Elimination (2)	Total
Revenues	1,106,278	123,058	—	1,229,336
Voyage expenses	(405,546)	—	—	(405,546)
Vessel operating expenses	(150,605)	(110,509)	—	(261,114)
Charter hire expenses	(74,379)	(416)	—	(74,795)
Depreciation and amortization	(93,582)	—	—	(93,582)
General and administrative expenses (3)	(48,833)	2,549	(320)	(46,604)
Gain on sale and write-down of assets	38,080	—	—	38,080
Restructuring charges	(5,952)	—	320	(5,632)
Income from operations	365,461	14,682	—	380,143
(1)Includes revenues of $28.2 million and $113.0 million related to marine services from the Australian operations for the three months and year ended December 31, 2024, respectively, as well as total vessel operating expenses and charter hire expenses of $27.5 million and $101.5 million related to marine services from the Australian operations for the three months and year ended December 31, 2024, respectively.
(2)Elimination column includes adjustments which eliminate transactions between Tankers and Marine Services and Other.
(3)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offsets the corresponding expense in Tankers.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	82,121	61,533	114,779
Subtract:
Net income attributable to the Entities under Common Control (1)	(754)	(2,718)	(3,085)
Net income attributable to shareholders of Teekay Tankers	81,367	58,815	111,694
Depreciation and amortization	24,446	23,445	24,627
Net interest (income) expense	(5,053)	(4,947)	1,083
Income tax (recovery) expense	(1,050)	(582)	1,617
EBITDA	99,710	76,731	139,021

Add (subtract) specific items affecting EBITDA:
Gain on sale and write-down of assets	(26,479)	—	(10,360)
Equity (income) loss	(615)	121	(516)
Other (2)	(3,062)	(976)	(964)
Adjusted EBITDA	69,554	75,876	127,181
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(2)The amount recorded for the three months ended December 31, 2024, primarily relates to foreign exchange gains and an unrealized gain on investment in marketable securities. The amount recorded for the three months ended September 30, 2024, primarily relates to a recovery related to the settlement of a prior year claim and foreign exchange losses. The amount recorded for the three months ended December 31, 2023, primarily relates to the settlement of a legal claim and foreign exchange losses.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)
Net income - GAAP basis	403,667	519,890
Subtract:
Net income attributable to the Entities under Common Control (1)	(11,744)	(6,219)
Net income attributable to shareholders of Teekay Tankers	391,923	513,671
Depreciation and amortization	93,582	97,551
Net interest (income) expense	(15,355)	17,528
Income tax (recovery) expense	(3,683)	9,492
EBITDA	466,467	638,242

Add (subtract) specific items affecting EBITDA:
Gain on sale and write-down of assets	(38,080)	(10,360)
Realized gain on interest rate swap	—	(953)
Realized gain from early termination of interest rate swap	—	(3,215)
Unrealized loss on derivative instruments	—	3,709
Equity income	(2,767)	(3,432)
Other (2)	(4,770)	(429)
Adjusted EBITDA	420,850	623,562
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis. Please refer to the Important Notice to Reader section above for further information.
(2)The amount recorded for the year ended December 31, 2024, primarily relates to foreign exchange gains, recoveries related to the settlement of prior year claims, an unrealized gain on investment in marketable securities and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the year ended December 31, 2023, primarily relates to the settlement of a legal claim, foreign exchange gains, and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	71,620	52,465	112,913

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	36,663	38,091	36,612
Charter hire expenses	16,728	18,465	19,822
Depreciation and amortization	24,446	23,445	24,627
General and administrative expenses	10,155	10,876	10,849
Gain on sale and write-down of assets	(26,479)	—	(10,360)
Restructuring charges	—	5,952	—
Total adjustments	61,513	96,829	81,550
Net revenues	133,133	149,294	194,463

	Year Ended
	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	365,461	535,910

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	150,605	148,960
Charter hire expenses	74,379	70,836
Depreciation and amortization	93,582	97,551
General and administrative expenses	48,833	45,936
Gain on sale and write-down of assets	(38,080)	(10,360)
Restructuring charges	5,952	1,248
Total adjustments	335,271	354,171
Net revenues	700,732	890,081

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales, including the occurrence and timing of vessel delivery and the expected proceeds of such transactions; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the industry and the Company's business; management's view of the tanker operating environment, the strength of the tanker market and of the tanker rate environment, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders; the Company's ability to use its balance sheet strength and operating platform to drive long-term shareholder returns; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.